111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 3, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII, on behalf of EquityCompass Risk
Manager ETF, a series of the Registrant
File No. 333-256397

Dear Ms. Choo:

We received your oral comments via telephonic conference on August 2, 2021 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund VIII, on behalf of EquityCompass Risk Manager ETF, a series of the Registrant (the “Fund” and together with EquityCompass Tactical Risk Manager ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on May 21, 2021. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

In the Letter to Shareholders it states, “although the TERM shareholders who receive cash for their fractional shares may incur certain tax liabilities”. Here and and throughout the document please indicate that TERM shareholders will receive cash in lieu of fractional shares of ERM, not for or with respect to fractional shares of TERM.

Response to Comment 1

The Registration Statement has been revised as requested.

Division of Investment Management

August 3, 2021

Comment 2

In the Letter to Shareholders and elsewhere there is still a reference to TERM being no longer offered on the platform through which it is primarily sold. Here, in the Q&A and elsewhere, please explain what that statements means. Shareholders purchase their shares on an exchange and may be confused by this disclosure.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

In the Q&A, in the question “Will shareholders of the Funds have to pay any direct expenses in connection with the Reorganization?” it states, “However, indirect expenses of the Reorganization, primarily relating to the possible repositioning of the assets of TERM, if any, will be borne by TERM and will impact the net asset value of TERM prior to the Reorganization. Currently, it is not anticipated that any of TERM’s assets will be repositioned prior to the Reorganization.” Has the Fund fully evaluated whether portfolio repositioning will occur? TERM should not reserve the right to reposition assets that could have a significant tax impact on shareholders. Please revise this statement.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

In the Q&A on page 4, it states, “TERM shareholders may incur certain tax liabilities if they receive cash in lieu of fractional shares.” Here and under the synopsis, please include a cross reference to the discussion of tax liabilities arising from the receipt of cash in lieu of fractional shares.

Response to Comment 4

The Registration Statement has been revised as requested.

Division of Investment Management

August 3, 2021

Comment 5

In the Q&A on page 4, it states, “The amount of dividends actually paid, if any, will depend on a number of factors, such as changes in the value of TERM’s holdings and the extent of the liquidation of securities between the date of the Meeting and the closing of such Reorganization.” Please consider whether the timeframe should be before the closing rather than between the meeting and the closing.

Response to Comment 5

The Registration Statement has been revised as requested.

Comment 6

On page ii it states, “In the event that shareholders of TERM do not approve the Reorganization or shareholders of ERM do not approve the issuance of additional shares of ERM to be issued in the Reorganization, each Fund will continue to exist and operate on a stand-alone basis.” Please qualify this statement with the statement that the Board may liquidate TERM.

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

On page iii it states, “TERM’s prospectus dated January 4, 2021, and Annual Report to Shareholders for the fiscal year ended August 31, 2020, containing audited…” In this statement please also include a reference TERM’s Semi-Annual Report.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

Under “Description of Shares to be Issued by ERM” it states, “It is anticipated that ERM will issue 568,330 shares of beneficial interest in the Reorganization.” Please indicate an as of date for this statement and confirm this estimate is still reasonably accurate.

Response to Comment 8

The Registration Statement has been revised as requested.

Division of Investment Management

August 3, 2021

Comment 9

On page 24 is states, “However, the shareholders of TERM will receive a number of ERM shares equal in aggregate net asset value to the aggregate net asset value of the TERM shares held as of the Valuation Time.” Please add that TERM shareholders may receive cash in lieu of fractional ERM shares.

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

For Exhibit 11 to the Registration Statement, please indicate that the opinion of Morgan, Lewis & Bockius LLP was previously filed and include a hyperlink to such filing.

Response to Comment 10

The Registration Statement has been revised as requested.

Comment 11

For Exhibit 12 to the Registration Statement, please indicate that the opinion of Chapman and Cutler LLP will be filed by amendment.

Response to Comment 11

The Registration Statement has been revised as requested.

Comment 12

For Exhibit 14 to the Registration Statement, please include a hyperlink to these exhibits.

Response to Comment 12

The Registration Statement has been revised as requested.

Division of Investment Management

August 3, 2021

Comment 13

For Exhibit 16 to the Registration Statement, please indicate that the Powers of Attorney were previously filed and include a hyperlink to such filing.

Response to Comment 13

The Registration Statement has been revised as requested.

Comment 14

In the Proxy Card for ERM please correct the name of the Fund throughout.

Response to Comment 14

The Proxy Card has been revised as requested.

Comment 15

In the Proxy Cards please consider whether proposal #2 needs to be presented as a separate proposal.

Response to Comment 15

The Proxy Cards have been revised as requested.

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Please call me at (312) 845-3895 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ William C. Hermann
William C. Hermann

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman

Eric F. Fess

Jonathan Koff